                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 5)1

                               LIQUID AUDIO, INC.
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                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
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                         (Title of Class of Securities)

                                   53631T 10 2
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                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 26, 2001
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             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the
following box |_|.

            NOTE.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 9 Pages)

--------
     1      The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  SEE the NOTES).

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CUSIP No. 53631T 10 2                 13D             Page 2 of 9 Pages
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================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 STEEL PARTNERS II, L.P.
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     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
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     3         SEC USE ONLY

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     4         SOURCE OF FUNDS*
                     WC
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     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
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     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
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 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1,866,366
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,866,366
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,866,366
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     8.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 53631T 10 2                 13D             Page 3 of 9 Pages
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================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  WARREN G. LICHTENSTEIN
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     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1,866,366
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,866,366
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,866,366
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     8.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 53631T 10 2                 13D             Page 4 of 9 Pages
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            The following constitutes Amendment No. 5 ("Amendment No. 5") to the
Schedule 13D filed by the undersigned.  This Amendment No. 5 amends the Schedule
13D as specifically set forth.

   Item 4 is hereby amended to add the following:

                 On November 26, 2001,  Steel  Partners II delivered a letter to the  Board  of  Directors  of the  Issuer  expressing  its  disappointment  with management in view of certain recent developments including, among other things,
(i)  management's  decision to appoint  two new  directors  without  shareholder approval,  (ii) the Issuer's alarmingly high cash burn-rate,  (iii) management's refusal to address  questions  from  shareholders  and research  analysts at its previous  conference  call on  third  quarter  earnings,  and  (iv)  the  recent engagement of an investment banking firm if the purpose of such engagement is to acquire and integrate other businesses rather than pursuing a sale of the Issuer to the  highest  bidder.  Steel  Partners II also calls for the  resignation  of
Sylvia  Kessel  from  the  Board of  Directors  and  expresses  its  support  of shareholder  proposals recently  announced by  musicmaker.com,  Inc. which would remove  barriers to the sale of the Issuer.  A copy of the letter is filed as an exhibit to this Amendment No. 5 and incorporated herein by reference.

   The first paragraph of Item 5(a) is hereby amended and restated as follows:

                 (a) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 22,704,615  Shares  outstanding, which is the total number of Shares of Common Stock  outstanding  as reported in the Issuer's  Quarterly  Report on Form 10-Q for the quarter ended September 30,
2001.

   Item 7 is hereby amended to add the following exhibit:

          6.     Letter from Steel  Partners  II, L.P. to the Board of Directors of Liquid Audio, Inc., dated November 26, 2001.

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CUSIP No. 53631T 10 2                 13D             Page 2 of 9 Pages
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                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 26, 2001                 STEEL PARTNERS II, L.P.

                                          By: Steel Partners, L.L.C.
                                              General Partner

                                          By: /s/ Warren G. Lichtenstein
                                              ---------------------------
                                              Warren G. Lichtenstein
                                              Chief Executive Officer

                                          /s/ Warren G. Lichtenstein
                                          ---------------------------
                                          WARREN G. LICHTENSTEIN

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CUSIP No. 53631T 10 2                 13D             Page 6 of 9 Pages
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                                  EXHIBIT INDEX

Exhibit                                                                 Page
-------                                                                 ----
1.          Joint Filing Agreement, dated July 26,
            2001 (previously filed).

2.          Letter from Steel Partners II, L.P. to
            the Board of Directors of Liquid
            Audio, Inc., dated September 10, 2001
            (previously filed).

3.          Letter from Steel Partners II, L.P. to
            certain officers and directors of
            Liquid Audio, Inc., dated October 3,
            2001 (previously filed).

4.          Letter from Steel Partners II, L.P. to
            the Board of Directors of Liquid
            Audio, Inc., dated October 22, 2001
            (previously filed).

5.          Letter from Steel Partners II, L.P. to
            the Board of Directors of Liquid
            Audio, Inc., dated October 25, 2001
            (previously filed).

6.          Letter from Steel Partners II, L.P. to                      7 to 9
            the Board of Directors of Liquid
            Audio, Inc., dated November 26, 2001.

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CUSIP No. 53631T 10 2                 13D             Page 7 of 9 Pages
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                             STEEL PARTNERS II, L.P.
                              150 EAST 52ND STREET
                                   21ST FLOOR
                            NEW YORK, NEW YORK 10022
                                    --------
                               TEL (212) 813-1500
                               FAX (212) 813-2198

November 26, 2001

Board of Directors
Liquid Audio, Inc.
800 Chesapeake Drive
Redwood City, California 94063
Attn: Gerald Kearby,
Chairman of the Board and
Chief Executive Officer

Dear Mr. Kearby:

            We continue to be shocked by the  continued  display of arrogance by the Board of Directors of Liquid Audio,  Inc.  ("Liquid Audio" or the "Company")
toward the Company's  shareholders in light of several recent developments.  The appointment  of two new  directors  without a  shareholder  vote was  especially disappointing  given their lack of ownership in the Company.  The Company should not have appointed any new directors who did not already own a significant stake in Liquid  Audio.  We believe  that the  interests  of all  directors  should be aligned with the interests of the shareholders in order to ensure that the Board will strive to maximize shareholder value. Additionally,  given the overwhelming disappointment in management as recently  expressed by a number of shareholders, we believe  that any  director  nominees  proposed to be  appointed to the Board should have been elected by the Company's shareholders.  We further believe that
Sylvia  Kessel should  resign from the Board given her recent  resignation  from
Metromedia.  In the event that Ms.  Kessel does  resign,  we expect the Board to immediately schedule a meeting of shareholders for the election of a director to fill  the  vacancy  created  by the  resignation  and  that  such  nominee  be a significant shareholder of the Company.

            According to the Company's Form 10-Q for the quarter ended September
30, 2001,  the  Company's  burn-rate was reduced from $9 million to $6.6 million during the third fiscal  quarter of 2001.  We still  believe that the  Company's burn-rate  is  inconceivably  high and that  management  has a long way to go to control Company expenses.  Going forward,  we are concerned that despite limited visibility into the next fiscal year,  management will squander another $.25 per share in cash  during  the  first  quarter  of 2002.  These are just some of our concerns with the Company's financial

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CUSIP No. 53631T 10 2                 13D             Page 8 of 9 Pages
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condition which we sought to present to management  during the Company's  recent conference  call on  earnings  for the third  quarter of 2001.  However,  to our ultimate  frustration,  these  concerns  where not  addressed  since  management gratuitously  chose not to accept  questions from both  shareholders or research analysts  during  the  conference  call.  The Board  should  understand  that as directors of a public company,  it has a fiduciary duty to all its  shareholders to address any material concerns  presented to the Board relating to business of the  Company.  We presumed  that the purpose of  conference  calls on  earnings, rather than just issuing a press release,  was to directly  address  shareholder concerns.  However,  the Board's evasion of our questions  during the conference call as well as its failure to return  numerous  follow-up  telephone calls from representatives of Steel Partners II, indicates to us that the Board simply does not understand its fiduciary duties to shareholders.

            It has  recently  come to our  attention  that  the  Board  may have engaged an investment banking firm. We believe this strategy is sound so long as the  purpose  is to  identify a buyer for the  Company.  It is our hope that the
Company has not hired advisors for the purpose of seeking acquisitions.  We have no faith in the Board's ability to manage the Company,  let alone its ability to acquire and  integrate  other  businesses.  In fact,  based on our  research and discussions with other  shareholders,  we believe that any entity which succeeds in acquiring  the Company  will seek to  liquidate  what remains of Liquid Audio unless the  successful  bidder is a  "strategic  buyer" and there are  synergies between the respective businesses. Accordingly, we are supportive of some of the recent proposals announced by musicmaker.com that will remove barriers to a sale of Liquid  Audio  including  declassifying  the Board to provide  that all Board members be elected annually, permitting shareholders to remove directors with or without cause and removing the "poison pill." Based on concerns voiced by fellow shareholders  of Liquid Audio,  we believe that these  measures will pass at the next annual meeting of shareholders.

            Based on the quarterly  burn-rate and financial  performance  of the
Company, we believe our recent offer to purchase the Company for $3.00 per share was fair. We also believe that Liquid Audio's stock price  performance since our offer to acquire the Company was made public on October 23, 2001  indicates that the market  supports our offer. On October 22, 2001, the day prior to the public release of our offer,  the  closing  price of Liquid  Audio  stock was $2.36 per share.  After the offer was  publicly  disclosed a day later,  the market  price reached a high of $2.87 per share and closed at $2.55 per share, representing an
8% increase from the previous day's closing price. From October 23, 2001 through
November 2, 2001,  the closing market price of Liquid Audio stock reached a high of $2.72. However, since the Board's rejection of the offer on November 5, 2001, the stock price has dropped to $2.38 as of November 23, 2001,

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CUSIP No. 53631T 10 2                 13D             Page 9 of 9 Pages
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just  slightly  higher  than the stock  price  immediately  prior to the  public announcement of the offer. We believe that the Company's languishing stock price since the  rejection  of our offer is a clear  indication  that the  market  has little faith in the Company's ability to prosper under its current management.

            On behalf of all shareholders,  we again implore  management to hire an investment  banking firm to sell the Company to the highest bidder instead of wasting  the  Company's  cash with no  results.  We also would like to meet with management  immediately to discuss our offer. If action is not immediately taken by the Board, we believe that the  shareholders of the Company will seek to hold
all  Board  members   accountable   for  failing  to  exercise  their  fiduciary
responsibilities.

            Please call me to discuss these matters at (212) 813-1500.

                                              Sincerely,

                                              /s/ Warren G. Lichtenstein
                                              --------------------------
                                              Warren G. Lichtenstein